FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

January 9, 2009

Ms. Jill Davis

Branch Chief

US SEC

Washington

DC 20549 – 7010

Re: Fischer-Watt Gold Company, Inc.

Form 10-K for the Fiscal Year Ended Jan. 31, 2008

Filed on April 30, 2008

Response Letter Dated May 2, 2008

Response Letter Dated July 14, 2008

Response Letter Dated November 12, 2008

File No. 000-17386

Dear Ms. Davis,

In response to your letter of December 3, 2008, we offer the following answers to your comments in the same numbered order as in your letter.

Draft Consolidated Financial Statements as of and for the Years Ended January 31, 2008 and January 31, 2007

1.

We have included the $360,000 of compensation expense in general and administrative expense as opposed to offsetting the proceeds from the sale of Montoro in Other Income.  Please see the revised draft of the consolidated financial statements included with this letter.

2.

The financial statements have been revised to include the caption “Restated”. The following has been included in Note 1 to our financial statements:  The January 31, 2008 financial statements have been restated to reflect the correction of an error in the amount of $360,000.  This amount represents the fair market value of options granted to The Astra Ventures Inc. The result of this correction was an increase in additional paid in capital and accumulated deficit of $360,000 at January 31, 2008, an increase in general and administrative and stock option expense, and a reduction of net income in the amount of $360,000 for the year ended January 31, 2008.  There was no effect on previously reported net income per share.

__________________________________________________________________

Ms. Jill Davis

Branch Chief

January 9, 2009

3.

We have noted your reference to SFAS 123(R) and have booked the transaction in the quarter ending July 31, 2007 when the transaction closed. The value of the options booked is $360,000.

4.

We have noted your comment and the disclosure will not be repeated.

5.

 We have revised our citation to reference the correct rules.

Closing Comments

If you have any further questions or comments please contact me.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos

Peter Bojtos P.Eng.

President and CEO

______________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
January 31, 2008 and 2007

	2008	2007
ASSETS	(Restated)

Current Assets:
Cash	$182,391	$466,370
Prepaid and other current assets	48,436	-

Total current assets	$230,827	$466,370

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
Accounts payable and accrued expenses	$98,462	$98,586
Income taxes payable	-	173,750
Note payable - shareholders	30,000	781,045
Accounts payable and accrued expenses - shareholders	659,937	962,898

Total current liabilities	788,399	2,016,279

Stockholders' (Deficit):
Preferred stock, non-voting, convertible, $2 par value, 250,000 shares authorized, none outstanding	-	-
Common stock, $.001 par value, 200,000,000 shares authorized, 72,866,819 and 70,516,819 shares issued and outstanding, respectively	72,866	70,516
Additional paid-in capital	16,589,341	15,969,191
Common stock subscriptions	12,750	12,750
Accumulated (deficit) prior to exploration stage	(15,353,115)	(15,353,115)
Accumulated (deficit) during the exploration stage	(1,879,414)	(2,249,251)

	(557,572)	(1,549,909)

	$230,827	$466,370

See the accompanying notes to the consolidated financial statements

F-3

______________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
Years Ended January 31, 2008 and 2007, and
February 1, 2001 (Inception of Exploration Stage) to January 31, 2008

			February 1, 2001
			(Inception of
			Exploration Stage)
			to January 31,
	2008	2007	2008
	(Restated)		(Restated)
Revenue	$-	$-	$44,240

Costs and expenses:
Cost of sales	-	-	50,000
Exploration	152,471	36,784	816,467
Writedown of inventory to market value	-	-	125,000
General and administrative	669,370	320,322	2,796,175

	821,841	357,106	3,743,642

(Loss) from operations	(821,841)	(357,106)	(3,743,402)

Other income (expense)
Interest expense	(8,383)	(10,250)	(58,019)
Relief of payables and other indebtedness	-	-	66,935
Other income	1,205,000	770,000	2,029,184
Interest income	18,179	4,577	22,756

	1,214,796	764,327	2,060,856

Income (loss) before income taxes	752,955	407,221	(1,322,546)

Income taxes	(383,118)	(173,750)	(556,868)

Net income (loss)	$369,837	$233,471	$(1,879,414)

Per share information – basic and fully diluted

Net income (loss) per share
	$0.01	$0.00	$(0.03)
Fully-diluted	$0.00	$0.00	$(0.03)

Weighted average shares outstanding
Basic	71,400,016	69,910,792	54,968,664
Fully-diluted	97,600,016	87,260,792	54,968,664

See the accompanying notes to the consolidated financial statements

F-4

______________________________________________________________________________

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended January 31, 2008 and 2007, and
February 1, 2001 (Inception of Exploration Stage) to January 31, 2008

			February 1, 2001
			(Inception of
			Exploration Stage)
	2008	2007	to January 31, 2008
	(Restated)		(Restated)

Cash flows from operating activities:
Net income (loss)	$369,837	$233,471	$(1,879,414)

Adjustments to reconcile net
income (loss) to net cash provided by (used in) operating activities:
Income from sale of mineral interest	(1,490,000)	(695,000)	(2,235,000)
Writedown of inventory to market value	-	-	125,000
Gain on relief of payables and other indebtedness	-	-	(66,935)
Depreciation	-	-	7,062
Issuance of common stock for services and other non-cash items	24,500	38,500	207,064
Stock subscriptions related to services provided	-	-	82,750
Stock options issued for services	-	-	75,500
Stock option expense	448,000	106,000	554,000
Changes in assets and liabilities:
Inventory	-	-	50,000
Other current assets	(48,436)	-	(48,436)
Accounts payable	(124)	25,526	156,071
Income taxes payable	(173,750)	173,750	-
Accounts payable and accrued expenses – shareholders	(190,461)	-	555,856

Total adjustments	(1,430,271)	(351,224)	(537,068)

Net cash provided by (used in) operating activities	(1,060,434)	(117,753)	(2,416,482)

Cash flows from investing activities
Proceeds from sale of mineral interest	1,490,000	695,000	2,235,000
Net cash provided by investing activities	1,490,000	695,000	2,235,000

Cash flows from financing activities:
Proceeds from issuance of common shares and stock subscriptions	-	-	580,486
Proceeds from exercise of options	-	-	35,000
Proceeds from notes payable – shareholders	-	-	40,500
Repayment of note payable – shareholder	(713,545)	(288,023)	(1,001,568)
Capital contribution by shareholder	-	-	689,068

Net cash provided by (used in) financing activities	(713,545)	(288,023)	343,486

Increase in cash and cash equivalents	(283,979)	289,224	162,004

Cash and cash equivalents, beginning of period	466,370	177,146	20,387

Cash and cash equivalents, end of period	$182,391	$466,370	$182,391

Supplemental cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$383,118	$173,750	$556,868

Non-cash investing and financing activities:
Reclassification of capital contributions to note payable	$-	$864,068	$864,068
Conversion of notes payable and accrued interest to common stock	$37,500	$150,000	$187,500
Conversion of amounts due to shareholders to common stock	$12,500	$40,000	$202,500
Conversion of amounts due to shareholders upon exercise of stock warrants	$100,000	$16,000	$116,000
Common shares issued for stock subscriptions	$-	$240,971	$433,813
Conversion of amounts due to affiliate to stock subscription	$-	$-	$131,282
Purchase of inventory via direct payment by shareholder	$-	$-	$175,000

See the accompanying notes to the consolidated financial statements

F-5

Fischer-Watt Gold Company, Inc.
(An Exploration Stage Company)
Consolidated Statement of Stockholders’ (Deficit)
Years Ended January 31, 2002 to 2008 (Restated)

						Accumulated (Deficit)
						Prior to	During
	Common Stock		Additional	Capital Stock	Deferred	Exploration	Exploration
	Shares	Amount	Paid-in Capital	Subscribed	Compensation	Stage	Stage	Total

Balance, January 31, 2001	44,398,384	$ 44,398	$ 14,476,921	$ 41,250	$ -	$ (15,353,115)	$ -	$(790,546)

Contribution to capital	-	-	263,263	-	-	-	-	263,263
Issuance of subscribed shares	825,000	825	40,425	(41,250)	-	-	-	-
Issuance of stock for services at $0.03 per share	1,000,000	1,000	24,000	-	-	-	-	25,000
Net (loss)	-	-	-	-	-	-	(634,552)	(634,552)

Balance, January 31, 2002	46,223,384	46,223	14,804,609	-	-	(15,353,115)	(634,552)	(1,136,835)

Contribution to capital	-	-	271,305	-	-	-	-	271,305
Issuance of stock options for services	-	-	75,500	-	-	-	-	75,500
Issuance of stock for services at $0.10 per share	250,000	250	24,750	-	-	-	-	25,000
Stock subscriptions for cash at $0.03 per share	-	-	-	30,000	-	-	-	30,000
Stock subscriptions for services at $0.04 per share	-	-	-	12,750	-	-	-	12,750
Net (loss)	-	-	-	-	-	-	(586,422)	(586,422)

Balance, January 31, 2003	46,473,384	46,473	15,176,164	42,750	-	(15,353,115)	(1,220,974)	(1,308,702)

Contribution to capital	-	-	129,500	-	-	-	-	129,500
Issuance of subscribed shares	1,000,000	1,000	29,000	(30,000)	-	-	-	-
Discount on stock issued to affiliates	-	-	57,000	-	-	-	-	57,000
Stock subscriptions for cash at $0.02 to $0.14 per share	-	-	-	166,282	-	-	-	166,282
Issuance of stock for cash at $0.04 per share	3,169,000	3,169	114,035	-	-	-	-	117,204
Net (loss)	-	-	-	-	-	-	(561,865)	(561,865)

Balance, January 31, 2004	50,642,384	50,642	15,505,699	179,032	-	(15,353,115)	(1,782,839)	(1,400,581)

Reclassification of subscription	-	-	(12,560)	12,560	-	-	-	-
Issuance of subscribed shares	1,906,727	1,407	156,435	(157,842)	-	-	-	-
Issuance of stock for options	500,000	500	4,500	(5,000)	-	-	-	-
Contribution to capital	-	-	25,000	-	-	-	-	25,000
Issuance of stock and subscription for services at $0.08 per share	20,000	20	1,580	70,000	-	-	-	71,600
Issuance of stock for cash at $0.07 per share	400,000	900	27,411	-	-	-	-	28,311
Stock subscriptions for cash at $0.05 to $0.10 per share	-	-	-	154,971	-	-	-	154,971
Net (loss)	-	-	-	-	-	-	(474,858)	(474,858)

Balance January 31, 2005	53,469,111	53,469	15,708,065	253,721	-	(15,353,115)	(2,257,697)	(1,595,557)

Reclassification of capital to shareholder loan	-	-	(864,068)	-	-	-	-	(864,068)
Contribution to capital	-	-	50,500	-	-	-	-	50,500
Issuance of subscribed shares	3,392,308	3,392	237,579	(240,971)	-	-	-	-
Issuance of stock for services at $0.05 per share	505,400	505	24,765	-	-	-	-	25,270
Issuance of stock for cash at $0.04 per share	5,800,000	5,800	244,200	-	-	-	-	250,000
Issuance of stock in settlement of debt at $0.05 per share	6,000,000	6,000	294,000	-	-	-	-	300,000
Stock options granted as compensation	-	-	360,000	-	(360,000)	-	-	-
Net (loss)	-	-	-	-	-	-	(225,025)	(225,025)
	-	-	-	-	-	-	-	75,000
Balance January 31, 2006	69,166,819	69,166	16,055,041	12,750	(360,000)	(15,353,115)	(2,482,722)	(2,058,880)

Contribution to capital	-	-	75,000	-	-	-	-	75,000
Issuance of stock in settlement of shareholder payable at $0.10 per share	400,000	400	39,600	-	-	-	-	40,000
Issuance of stock for services at $0.07 per share	550,000	550	37,950	-	-	-	-	38,500
Issuance of stock options for services	-	-	106,000	-	-	-	-	106,000
Exercise of stock warrants at $0.04 per share	400,000	400	15,600	-	-	-	-	16,000
Net income	-	-	-	-	-	-	233,471	233,471

Balance January 31, 2007 (restated)	70,516,819	70,516	16,329,191	12,750	(360,000)	(15,353,115)	(2,249,251)	(1,549,909)

Issuance of stock in settlement of shareholder payable at $0.05 per share	250,000	250	12,250	-	-	-	-	12,500
Issuance of stock in settlement of note payable at $0.05 per share	750,000	750	36,750	-	-	-	-	37,500
Issuance of stock for services at $0.07 per share	350,000	350	24,150	-	-	-	-	24,500
Issuance of stock options for services	-	-	448,000	-	-	-	-	448,000
Exercise of stock warrants at $0.10 per share	1,000,000	1,000	99,000	-	-	-	-	100,000
Amortization of deferred compensation	-	-	-	-	360,000	-	-	360,000
Net income	-	-	-	-	-	-	369,837	369,837

Balance January 31, 2008 (Restated)	72,866,819	$ 72,866	$ 16,589 ,341	$ 12,750	$ -	$ (15,353,115)	$ (1,879,414)	$ (557,572)

See the accompanying notes to the consolidated financial statements

F-6